UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Jonathan B. Mellin and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
0
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			0
With

		10.	Shared Dispositive Power:
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,228,281 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.0% based on 23,492,820 shares of Common Stock outstanding as of August 1, 2014.

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
0
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			5,089,655
Each
Reporting		9.	Sole Dispositive Power:
Person			0
With

		10.	Shared Dispositive Power:
861,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,089,655 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
21.7% based on 23,492,820 shares of Common Stock outstanding as of August 1, 2014.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
14,804
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			14,804
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,243,085 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.1% based on 23,492,820 shares of Common Stock outstanding as of August 1, 2014.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
307,412
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			564,728
Each
Reporting		9.	Sole Dispositive Power:
Person			3,656,016
With

		10.	Shared Dispositive Power:
564,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,220,744 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.0% based on 23,492,820 shares of Common Stock outstanding as of August 1, 2014.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 11 (this “Amendment No. 11”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 11 is being filed to amend the facing pages, Item 2, Item 3, Item 5, Item 6 and Item 7 to reflect the current beneficial ownership and the percentage of the class of Common Stock beneficially owned by the reporting persons following the change of general partners of W. B. & Co from Patrick J. Herbert, III and Reuben S. Donnelley to Jonathan B. Mellin and Reuben S. Donnelley. In addition, on October 23, 2014, Mr. Herbert resigned from his position as a member of the Board of Directors of the Company and Mr. Mellin was appointed to fill the newly created vacancy on the Board of Directors of the Company as a result of Mr. Herbert’s departure.  Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

W. B. & Co.

(a) W. B. & Co.

(b) c/o Simpson Estates, 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c) Nominee of Simpson Estates, Inc. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d) Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e) Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f) Illinois, USA

Jonathan B. Mellin

(a) Jonathan B. Mellin

(b) c/o Simpson Estates, 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c) President, Simpson Estates, Inc. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

      General Partner, W. B. & Co. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d) Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e) Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f) Illinois, USA

Reuben S. Donnelley

(a) Reuben S. Donnelley

(b) c/o Simpson Estates, 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c) Broker, Cassandra Trading Group, LLC (440 South LaSalle, Suite 2101, Chicago, Illinois 60605);
      General Partner, W. B. & Co. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d) Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e) Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f) Illinois, USA

Item 3.	Source and Amount of Funds or Other Consideration

W. B. & Co. is a nominee partnership. Shares held by the Reporting Persons were acquired by purchase, inheritance, gift or as compensation for serving as a director of the Company. Jonathan B. Mellin and Reuben S. Donnelley are general partners of W. B. & Co. FOM Corporation is a trustee and custodian, as applicable, with respect to certain trusts and custodial accounts for which W. B. & Co. and other institutions hold shares of Common Stock of the Company. The directors and officers of FOM Corporation are set forth on Schedule A attached hereto.

Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 23,492,820 shares of Common Stock reported outstanding as of August 1, 2014, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 2014.

(a) W.B. & Co.: 4,228,281 shares of Common Stock (18.0% based on 23,492,820 shares outstanding as of August

      1, 2014).

Jonathan B. Mellin: 5,089,655 shares of Common Stock (21.7% based on 23,492,820 shares deemed outstanding as of August 1, 2014).

Reuben S. Donnelley: 4,243,085 shares of Common Stock (18.1% based on 23,492,820 shares outstanding as of August 1, 2014).

FOM Corporation: 4,220,744 shares of Common Stock (18.0% based on 23,492,820 shares outstanding as of August 1, 2014).

(b) See facing pages for each Reporting Person.

(c) None.

(d) None.

(e) As a result of the change of the general partners of W. B. & Co. from Mr. Herbert and Mr. Donnelley to Mr.

      Mellin and Mr. Donnelley, Mr. Herbert ceased to be the beneficial owner of more than 5% of the Common

      Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons are parties to the Amended and Restated Partnership Agreement of W. B. & Co., as amended from time to time, that governs the transfer, voting and division of profits and losses, related to securities of the issuer.

Item 7.	Material to be Filed as Exhibits
99.1 Amendment, dated October 23, 2014, to the Amended and Restated Partnership Agreement of W. B. & Co., dated February 27, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2014	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
October 29, 2014	/s/ Jonathan B. Mellin
Jonathan B. Mellin
October 29, 2014	/s/ Reuben S. Donnelley
Reuben S. Donnelley
October 29, 2014	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President

Schedule A

Directors and Officers of Certain Reporting Persons

The following sets forth the name, position and principal occupation of each director and executive officer of FOM Corporation. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 30 North LaSalle, Suite 1232, Chicago, Illinois 60602.

Name	Position and Principal Occupation	Beneficial Ownership
Jonathan B. Mellin	Position with FOM Corporation: President, Chief Executive Officer and Director Principal Occupation: President of Simpson Estates, Inc. General Partner of W. B. & Co.	See facing pages.
Reuben S. Donnelley	Position with FOM Corporation: Director Principal Occupation: General Partner of W. B. & Co.	See facing pages.
Sheila C. Issenberg	Position with FOM Corporation: Director Principal Occupation: Director of Simpson Estates, Inc.	101 shares of common stock (of which Ms. Issenberg has sole dispositive power with respect to 101 shares; and shared dispositive power, sole voting power and/or shared voting power with respect to 0 shares).

Ms. Issenberg’s beneficial ownership represents less than 1% based on 23,492,820 shares outstanding as of August 1, 2014.
Howard B. Simpson	Position with FOM Corporation: Director Principal Occupation: Director of Simpson Estates	269,315 Shares of Common Stock (of which Mr. Simpson has sole dispositive power with respect to 269,315 shares; and shared dispositive power, sole voting power and/or shared voting power with respect to 0 shares).

Mr. Simpson’s beneficial ownership represents 1.1% based on 23,492,820 shares outstanding as of August 1, 2014.

Amendment to the AMENDED AND RESTATED Partnership Agreement

OF W.B. & cO.

This Amendment is entered into on October 23, 2014 by and among Reuben S. Donnelley (“Donnelley”), Patrick J. Herbert III (“Herbert”) and Jonathan B. Mellin (“Mellin”).

WHEREAS, Donnelley and Herbert are partners to an Amended and Restated Partnership Agreement, dated February 27, 2013 (the “Amended and Restated Partnership Agreement”), providing for the continuation of W.B. & Co., an Illinois general partnership (the “Partnership”), which was originally formed pursuant to a partnership agreement dated November 23, 1992; and

WHEREAS, Donnelley and Herbert hereby wish to further amend the Amended and Restated Partnership Agreement in order to immediately admit Mellin as a partner and immediately thereafter, to accept the withdrawal of Herbert as a partner in the Partnership, without any termination or dissolution of the Partnership.

NOW THEREFORE, the parties agree as follows:

1.	Mellin is hereby immediately admitted to the Partnership as a partner and agrees to be bound by all the terms and conditions of the Amended and Restated Partnership Agreement, as amended.
2.	Immediately thereafter, Herbert's withdrawal as a Partner in the Partnership is accepted without any termination or dissolution of the Partnership.
3.	This Amendment may be executed in multiple counterparts with the same effect as if the parties executing the several counterparts had all executed one document.
4.	Except as amended herein, the Amended and Restated Partnership Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first set forth above.

/s/ Patrick J. Herbert III	/s/ Reuben S. Donnelley
Patrick J. Herbert III	Reuben S. Donnelley

/s/ Jonathan B. Mellin
Jonathan B. Mellin